SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Magma Design Automation, Inc.

(Name of Issuer)

Common Stock, par value $.0001

(Title of Class of Securities)

559181 10 2 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 559181 10 2	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Rajeev Madhavan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

1,765,680(1)
6 SHARED VOTING POWER

253,156 shares(2)
7 SOLE DISPOSITIVE POWER

1,765,680 shares(1)
8 SHARED DISPOSITIVE POWER

253,456(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,019,136 shares(4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%
12	TYPE OF REPORTING PERSON (See Instructions)

IN

(1)	Includes 870,624 shares beneficially owned pursuant to stock options exercisable within 60 days of December 31, 2006.
(2)	Includes 134,106 shares held by the Madhavan Living Trust UAD 10/29/1998. Mr. Madhavan and his spouse, Geetha Madhavan, are trustees of the Madhavan Living Trust UAD 10/29/1998. Also includes 59,525 shares held by the Rajeev Madhavan 2006 Grantor-Retained Annuity Trust (“GRAT”) dtd 11/29/06, Rajeev Madhavan, Trustee. Also includes 59,525 shares held by the Geetha Madhavan 2006 GRAT dtd 11/29/06, Rajeev Madhavan, Trustee.
(3)	Includes 134,106 shares held by the Madhavan Living Trust UAD 10/29/1998. Mr. Madhavan and his spouse, Geetha Madhavan, are trustees of the Madhavan Living Trust UAD 10/29/1998. Also includes 300 shares held by Geetha Madhavan. Also includes 59,525 shares held by the Rajeev Madhavan 2006 Grantor-Retained Annuity Trust (“GRAT”) dtd 11/29/06, Rajeev Madhavan, Trustee. Also includes 59,525 shares held by the Geetha Madhavan 2006 GRAT dtd 11/29/06, Rajeev Madhavan, Trustee.
(4)	Includes 870,624 shares beneficially owned pursuant to stock options exercisable within 60 days of December 31, 2006. Also includes 300 shares held by Geetha Madhavan. Also includes 134,106 shares held by the Madhavan Living Trust UAD 10/29/1998. Mr. Madhavan and his spouse, Geetha Madhavan, are trustees of the Madhavan Living Trust UAD 10/29/1998. Also includes 59,525 shares held by the Rajeev Madhavan 2006 Grantor-Retained Annuity Trust (“GRAT”) dtd 11/29/06, Rajeev Madhavan, Trustee. Also includes 59,525 shares held by the Geetha Madhavan 2006 GRAT dtd 11/29/06, Rajeev Madhavan, Trustee.

SCHEDULE 13G

CUSIP No. 559181 10 2	Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer:

Magma Design Automation, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

5460 Bayfront Plaza, Santa Clara, California 95054

Item 2.	(a)	Name of Person Filing:

Rajeev Madhavan

	(b)	Address of Principal Business Office:

5460 Bayfront Plaza, Santa Clara, California 95054

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock, $.0001 par value

	(e)	CUSIP Number:

559181 10 2

Item 3.	Not Applicable.

SCHEDULE 13G

CUSIP No. 559181 10 2	Page 4 of 5 Pages

Item 4.	Ownership

(a) Amount beneficially owned:

2,019,136 shares of Common Stock

(b) Percent of class:

5.3%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

1,765,680 shares, which includes 870,624 shares beneficially owned pursuant to stock options exercisable within 60 days of December 31, 2006.

(ii) Shared power to vote or to direct the vote:

253,156 shares, which includes 134,106 held by the Madhavan Living Trust UAD 10/29/1998. Mr. Madhavan and his spouse, Geetha Madhavan, are trustees of the Madhavan living Trust UAD 10/29/1998. Also includes 59,525 shares held by the Rajeev Madhavan 2006 Grantor-Retained Annuity Trust (“GRAT”) dtd 11/29/06, Rajeev Madhavan, Trustee. Also includes 59,525 shares held by the Geetha Madhavan 2006 GRAT dtd 11/29/06, Rajeev Madhavan, Trustee.

(iii) Sole power to dispose or to direct the disposition of:

1,765,680 shares, which includes 870,624 shares beneficially owned pursuant to stock options exercisable within 60 days of December 31, 2006.

(iv) Shared power to dispose or to direct the disposition:

253,456 shares, which includes 134,106 held by the Madhavan Living Trust UAD 10/29/1998. Mr. Madhavan and his spouse, Geetha Madhavan, are trustees of the Madhavan living Trust UAD 10/29/1998. Also includes 300 shares held by Geetha Madhavan. Also includes 59,525 shares held by the Rajeev Madhavan 2006 Grantor-Retained Annuity Trust (“GRAT”) dtd 11/29/06, Rajeev Madhavan, Trustee. Also includes 59,525 shares held by the Geetha Madhavan 2006 GRAT dtd 11/29/06, Rajeev Madhavan, Trustee.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SCHEDULE 13G

CUSIP No. 559181 10 2	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007	By:	/s/ Rajeev Madhavan
Rajeev Madhavan